Anne Parker
Assistant Director
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
Washington DC 20549

May 16, 2019

Re:	GolfSuites 1, Inc.
Offering Statement on Form 1-A
File No. 024-10938

Dear Ms. Parker:

On behalf of GolfSuites 1, Inc., I hereby request requalification of the above-referenced offering statement at 5pm Eastern time on May 20, 2019, or as soon thereafter as is practicable.

Sincerely,

/s/ Gerald Ellenburg

Gerald Ellenburg
Chief Executive Officer
GolfSuites 1, Inc.